Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 24, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

23 November 2004

Harmony wins another battle:

U.S. District Court denies Gold Fields’ motion for preliminary injunction

The United States District Court for the Southern District of New York today denied a motion for preliminary injunction by Gold Fields Limited (“Gold Fields”) which sought to block Harmony’s offer to Gold Fields’ shareholders in the U.S. In addition, the Court ruled that the evidence submitted failed to support Gold Fields’ claim that Harmony mislead Gold Fields’ U.S. shareholders concerning Harmony’s disclosure of its gold reserves in the Registration Statement filed with the United States Securities and Exchange Commission.

“We are pleased but not surprised by this judgment. Gold Fields’ management has embarked on frustrating and, in our view, frivolous litigation to divert attention and to frustrate the ability of Gold Fields shareholders to assess the merits of Harmony’s offers,” said Harmony CE Bernard Swanepoel.

“We were disappointed that Gold Fields reverted to litigating in the US, particularly after the South African courts and regulators have ruled against them and confirmed the validity of our offers and rejected numerous legal and regulatory actions by Gold Fields. Despite Gold Fields’ protestations that they are a champion of the South African cause, they have indicated clearly with this legal challenge in the US, that they have no confidence in South Africa’s regulatory regime. We appreciate that the US courts dealt with their claims on a accelerated basis.”

Gold Fields has been unsuccessful in their litigation to date and Swanepoel said he hopes that they will reconsider the other delaying tactics they have employed so that their shareholders can assess Harmony’s offers for themselves.

Harmony’s early settlement offer is scheduled to close on 26 November 2004 and is unconditional in all respects. Harmony urges Gold Fields’ shareholders to accept the offer.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369
tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013
charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4 (which was declared effective by the Securities and Exchange Commission (SEC) on November 19, 2004) and filed a final prospectus, dated November 19, 2004, with the SEC pursuant to Rule 424(b)(5) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.